Nathan Herbert

Assistant Secretary

One American Road

Dearborn, MI  48126

(313) 390-1907

November 30, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu and Ms. Michelle Stasny
Telephone No. (202) 551-3850 and (202) 551-3674

Re:                                                      Ford Credit Floorplan Master Owner Trust A;

Ford Credit Floorplan Corporation and

Ford Credit Floorplan LLC (the “Co-Registrants”)

Amendment No. 1 to

Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Filed October 10, 2018; File Nos. 333-227766, 333-227766-01 and 333-227766-02

Ladies and Gentlemen:

On behalf of each Co-Registrant, and in response to the letter dated October 15, 2018, from the staff of the U.S. Securities and Exchange Commission to Jason C. Behnke, we are submitting Amendment No.1 to the Registration Statement referred to above.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Nathan Herbert
Nathan Herbert
Assistant Secretary

cc:                              Jason C. Behnke, Ford Credit Floorplan Corporation
and Ford Credit Floorplan LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP